

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 9, 2010

<u>VIA INTERNATIONAL MAIL AND US FAX (212) 833-6938</u>

Mr. Nobuyuki Oneda
Chief Financial Officer
Sony Corporation
7-1, Konan 1-Chome, Minato-Ku,
Tokyo, Japan 108-0075

   Re: Sony Corporation
    Form 20-F for the Fiscal Year Ended March 31, 2009
    Filed June 23, 2009
    File No. 1-06439

Dear Mr. Oneda:

  We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

       Sincerely,

       Larry Spirgel
       Assistant Director